ARKEMA

November, 13rd, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press Release : Arkema : 3rd quarter 2008 reults

- Press Release : Alphacan announces a plan to divest its Sanitary and Heating Pipes business

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Paris, November 13th 2008

ARKEMA: 3RD QUARTER 2008 RESULTS

RESULTS FURTHER IMPROVED IN THE 3RD QUARTER 2008

- **Sales up +5.1%**
- **+11.4% price increase in an environment of strong raw material increase**
- **+5.5% EBITDA growth supported by internal progresses**
- **Net income (group share) of €40 million up +8.1%**
- **Speeding up efforts to adapt to a tough economic environment**

(In millions of euros)	3rd quarter 2007	3rd quarter 2008	Variation
Sales	**1,380**	**1,450**	**+5.1%**
EBITDA	**127**	**134**	**+5.5%**
EBITDA margin	***9.2%***	***9.2%***	
Vinyl Products	*5.4%*	*1.9%*	
Industrial Chemicals	*12.4%*	*13.0%*	
Performance Products	*10.0%*	*10.7%*	
Recurring operating income	**75**	**72**	**(4.0)%**
Non-recurring items	(9)	(8)	n/a
Adjusted net income	47	47	-
Net income – group share	**37**	**40**	**+8.1%**

ARKEMA
420 rue d'Estienne d'Orves
F-92705 Colombes Cedex

THIRD QUARTER 2008 PERFORMANCE

At the close of the Board of Directors meeting which reviewed Arkema's consolidated financial statements for the third quarter of 2008, Thierry Le Hénaff, Chairman and CEO of Arkema, stated:

"The good results of the 3rd quarter demonstrate the further structural improvements ongoing throughout the group and its ability to resist to a tougher economic environment. This new EBITDA growth is supported by high price increases and also the productivity and focused growth projects. These projects should generate €100 million EBITDA gain expected for 2008. Over the first nine months, the EBITDA increased strongly by 10% compared to the previous year."

Sales in the 3rd quarter 2008 rose by 5.1% to €1,450 million. The significant price increases in all business units of the group (+11.4%) have more than compensated for weak demand in some end markets and the unfavorable impact of change and variations in the scope of business.

EBITDA was up by 5.5% to €134 million against €127 million in the 3rd quarter 2007. Implementation of productivity initiatives, start-ups of new units and development of new products have continued during the 3rd quarter, in line with the targeted of €100 million EBITDA gain from structural projects over 2008. This performance was achieved in a more challenging economic environment characterized by a slowdown of demand in the construction and automotive sectors, the strong volatility of raw materials and the negative impact of the euro/US dollar exchange rate.

Recurring operating income amounted to €72 million, taking into account higher depreciation charges.

Non-recurring items stood at €(8) million in the 3rd quarter 2008 against €(9) million last year.

Adjusted net income was stable at €47 million while **net income** (group share) was up 8% to €40 million.

SEGMENT PERFORMANCE

Vinyl Products sales rose by 12.8% to €378 million, against €335 million in the 3rd quarter 2007, supported by price increases and a solid demand in caustic soda. Despite strong PVC price increases, the ethylene and natural gas costs continue to weigh heavily on unit margins. The segment's EBITDA therefore stood at €7 million (against €18 million in the 3rd quarter 2007). Productivity initiatives continue to be actively implemented and the strict control of fixed costs fully offset the effect of inflation on fixed costs over the third quarter.

Industrial Chemicals sales rose by 9.6% to €661 million in the 3rd quarter 2008. This improvement was mainly due to the very significant price increases in every business unit in this segment which compensated for the impact on PMMA volumes of the slowdown in the automotive market and the somewhat limited impact of hurricanes in the United-States. EBITDA for this segment amounted to €86 million, which is a steady improvement over the third quarter 2007. This demonstrates the importance of the structural projects that were put in place such as the productivity measures implemented in Thiochemicals, Fluorochemicals and Acylics, the start-ups of new production units, new developments and the successful integration of Coatex.

Performance Products sales reached €410 million in the 3rd quarter 2008, up by 4.5% excluding the translation effect and the impact of variations in the scope of business. EBITDA was stable at €44 million up 10% at constant scope of business. Productivity measures under implementation in Functional Additives and Polyamides and price increases in all business units of this segment which offset higher raw material costs, contributed to the stability of results despite the decrease of the US dollar versus the euro and the slowdown of construction which affected Functional Additives business.

MAIN RESULTS FOR THE FIRST NINE MONTHS OF 2008

(In millions of euros)	9 months 2007	9 months 2008	Variation
Sales	**4,357**	**4,451**	**+2.2%**
EBITDA	**411**	**451**	**+9.7%**
EBITDA margin	***9.4%***	***10.1%***	
Vinyl Products	*7.3%*	*3.3%*	
Industrial Chemicals	*11.6%*	*13.7%*	
Performance Products	*10.9%*	*12.9%*	
Recurring operating income	**252**	**269**	**+6.7%**
Non-recurring items	(88)	(18)	n/a
Adjusted net income	166	187	+12.7%
Net income – Group share	**104**	**172**	**+65.4%**

CASH FLOW AND NET DEBT AT SEPTEMBER 30 2008

In the third quarter, the change in working capital was positive at +€27 million despite high raw material costs and their impact on sales price. Over the first nine months of the year, the change in working capital stood at €(91) million reflecting strong price increases and high raw material costs, together with the usual seasonality of business.

Cash flow related to operations and investments in the first nine months of 2008 stood at €(54) million against +€192 million in the first nine months of 2007, which included, in particular, proceeds from portfolio management operations amounting to +€136 million (compared to €(19) million related to acquisitions made in the first nine months of 2008).

Arkema has a credit line with a maturity in March 2013 for an amount of €1.1G. Net debt at the end of September stood at €580 million against €459 million at the end of December 2007, corresponding to a ratio of net debt on shareholders' equity of 28%, which confirms the quality and strength of the balance sheet.

HIGHLIGHTS SINCE BEGINNING OF THIRD QUARTER 2008

Since the beginning of the third quarter, Arkema further implemented its growth projects with:

- the project for a new 2-ethyl hexyl acrylate production unit at Carling (France). This new 50,000 tonnes production unit will strengthen Arkema's acrylic business,
- the expansion of its hydrazine hydrate and derivatives business with €10 million invested at ifs production site in Lannemezan (France),
- the successful start-up of the doubling of its hydrogen peroxide production capacity in Shanghai (China). This expansion to 80,000 tonnes/year of the production will enable Arkema to meet the demand of Asian markets.

Finally, as part of its efforts made to improve productivity, Altuglas International, a subsidiary of Arkema, announced the shutdown of its plant in Pomezia (Italy) which produced PMMA cast sheets and blocks.

OUTLOOK

Thierry Le Hénaff, Chairman and CEO of Arkema, commenting on the prospects at the close of the Board of Directors meeting, stated:

"Since mid-October, we observe a sudden ongoing slowdown of demand in some markets, especially in the automotive and construction, amplified by destocking which strongly limits the visibility on the economic environment in the 4th quarter of 2008. Fortunately, due to the ongoing action plan, 2008 EBITDA margin should be close to our 10% target.

In this context, Arkema's priority is to continue to implement its structural projects especially in order to reduce significantly its fixed costs and to strictly manage its working capital by adjusting, if needed, the utilization of its production capacities. End of 2008, the cumulative fixed cost savings should exceed €330 million versus 2005.

In an uncertain and difficult environment, Arkema will accelerate the implementation of its strategy to increase its resistance. The quality of our balance sheet, our capacity to accelerate the transformation of the company and to improve its cost structure as well as new projects being considered are strong assets to face the year ahead."

A presentation of the results is available in the "Results & Presentations" section of the Company's website (www.finance.arkema.com).

FINANCIAL CALENDAR

March 5, 2009	2008 Full year results
June 15, 2009	Annual General Meeting of Shareholders

BOARD REVIEWS OCTOBER 6, 2008 AFEP-MEDEF RECOMMENDATIONS

At its meeting on November 12th 2008, the Board of Directors reviewed the AFEP-MEDEF recommendations, dated October 6th 2008 regarding compensation for executive directors of listed companies.

The Board considers that these recommendations were consistent with the corporate governance principles of the company.

The Board decided that the AFEP-MEDE code which is modified to take into account these recommendations, will be the basis on which the company will prepare reports required by article L.225-37 of the French Commercial Code, as of the current year.

CONTACTS - INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS - PRESS RELATIONS:

Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com
Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.

Quarterly financial information is not audited.

Business segment information is presented in accordance with Arkema's internal reporting system used by the management.

The main performance indicators used are as follows:

***Operating income**: this includes all income and expenses of continuing operations other than financial result, equity in income of affiliates, and income taxes.*

***Other income and expenses (non-recurring items)**: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense notably include:*

- *impairment losses in respect of property, plant and equipment and intangible assets,*
- *gains or losses on sale of assets,*
- *certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *certain expenses related to litigation and claims or major damages, whose nature is not directly related to ordinary operations,*
- *costs related to the spin off of Arkema's businesses.*

***Recurring operating income**: this is calculated as the difference between operating income and other income and expenses as previously defined.*

***EBITDA**: this corresponds to recurring operating income increased by depreciation and amortization (previously referred to as recurring EBITDA).*

***Adjusted net income**: this corresponds to the net income - Group share adjusted for:*

- *other income and expenses, after taking account of the tax impact of these items,*
- *income and expenses from taxation of an exceptional nature, the amount of which is deemed significant,*
- *the net income from discontinued activities.*

***Working capital**: this corresponds to the difference between inventories, accounts receivable, other receivables and prepaid expenses and income tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

***Net debt**: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR AND ANALYST FACTSHEET

	3Q'07 in €m	3Q'08 in €m	3Q'08/ 3Q'07	9m'07 in €m	9m'08 in €m	9m'08/ 9m'07
Sales	**1,380**	**1,450**	**+5.1%**	**4,357**	**4,451**	**+2.2%**
Vinyl Products	335	378	+ 12.8%	1,085	1,162	+ 7.1%
Industrial Chemicals	603	661	+ 9.6%	1,911	2,018	+ 5.6%
Performance Products	441	410	(7.0)%	1,357	1,267	(6.6)%
Corporate	1	1		4	4	
EBITDA	**127**	**134**	**+5.5%**	**411**	**451**	**+9.7%**
Vinyl Products	18	7	(61.1)%	79	38	(51.9)%
Industrial Chemicals	75	86	+14.7%	222	276	+24.3%
Performance Products	44	44	-	148	163	+10.1%
Corporate	(10)	(3)		(38)	(26)	
EBITDA margin	**9.2%**	**9.2%**		**9.4%**	**10.1%**	
Vinyl Products	5.4%	1.9%		7.3%	3.3%	
Industrial Chemicals	12.4%	13.0%		11.6%	13.7%	
Performance Products	10.0%	10.7%		10.9%	12.9%	
Depreciation and amortization	(52)	(62)	+19%	(159)	(182)	+14%
Recurring EBIT	**75**	**72**	**(4.0)%**	**252**	**269**	**+6.7%**
Vinyl Products	12	(2)	(116.7) %	61	10	(83.6)%
Industrial Chemicals	51	54	+5.9%	147	185	+25.9%
Performance Products	23	23	-	84	100	+19.0%
Corporate	(11)	(3)		(40)	(26)	
NR items	**(9)**	**(8)**		**(88)**	**(18)**	
Equity in income of affiliates	2	3		3	6	
Financial results	(3)	(12)		(12)	(26)	
Income taxes	(26)	(15)		(66)	(58)	
Net income - continuing operations	39	40		89	173	
Net income - discontinued operations	-	-		17	-	
Net income – Group share	**37**	**40**	**+8.1%**	**104**	**172**	**+65.4%**
EPS (diluted)	**0.61**	**0.66**	**+8.2%**	**1.71**	**2.83**	**+65.5%**
Adjusted EPS (diluted)	0.77	0.77	-	2.73	3.08	+12.8%
Adjusted net income	47	47	-	166	187	+12.7%
Capital expenditures	**74**	**86**	**+16.2%**	**182**	**189**	**+3.8%**
Vinyl Products	30	27		62	56	
Industrial Chemicals	24	40		60	86	
Performance Products	19	18		57	45	
Net cash flow[1]				**192**	**(54)**	
				12/31/07	**09/30/08**	
Working capital				1,112	1,265	
WC as % of sales[2]				**21.1%**	**21.8%**	
Net debt				**459**	**580**	
NR pre-spin off items				122	84	
Gearing[3]				**30%**	**32%**	

[1] Calculated as cash flow from operating activities plus cash flow from investing activities
[2] Calculated as working capital end of period divided by 4 times quarterly sales
[3] Calculated as net financial debt + NR pre-spin off items divided by shareholders' equity

THIRD QUARTER 2008 PERFORMANCE

SALES UP +5.1%

- +8.7% organic growth (at constant exchange rate and scope of business)
- Price increases in each business unit
- Slowdown of automotive and of construction markets affected volumes in PVC downstream, PMMA and Functional Additives.
- Volumes in some business units in Industrial Chemicals were affected by hurricanes in the US

	Volume	Price	Scope	FX rate
Arkema	**(2.7)%**	**+11.4%**	**(0.5)%**	**(3.1)%**
Vinyl Products	+	+++	+	-
Industrial Chemicals	--	+++	++	--
Performance Products	---	+++	---	--

Legend : "=" : +/- 0.5% "+" : [+0.5% - +2.5%] "++" : [+2.5% - +5%] "+++" : >+5%
"-" : [(0.5)% - (2.5)%] "--" : [(2.5)% - (5)%] "---" : <(5)%

EBITDA UP +5.5% AT €134m

Positive	Negative
Price increases in each business units	€/$ exchange rate
Restructuring and ongoing productivity initiatives	Increase in raw material costs
Start-ups of growth projects	Margin squeeze in Vinyl Products

- Estimated negative impact from the €/$ exchange rate conversion effect: €(4.5) million
- Limited contribution from M&A: acquisition of Coatex and PMMA (ex-Repsol) compensated by divestitures of urea formaldehyde resins and superabsorbant polymers business.

VINYL PRODUCTS

- Good demand in caustic soda
- Slowdown of construction in Europe
- Higher volumes in PVC compared to a low 3rd quarter 2007 affected by shutdowns in Fos and Lavéra (France)
- Price increases to compensate for higher ethylene and natural gas prices but remaining margin squeeze in PVC
- Strong focus on costs (restructuring plans and ongoing productivity initiatives to compensate for inflation on fixed costs).

INDUSTRIAL CHEMICALS

- EBITDA up 14.7% and EBITDA margin at 13%
- Significant price increase in each of the business units
- Weaker automotive demand affected volumes in PMMA
- Volumes in some business units were affected by hurricanes in the US
- Significant contribution from growth projects (Fluorochemicals in Calvert-City and new developments in DMDS in Thiochemicals)
- Positive contribution from M&A with the successful integration of Coatex
- Benefits from restructuring plans implemented at Pierre-Bénite (Fluorochemicals), Lacq (Thiochemicals) and Carling (Acrylics)
- Negative impact of US dollar vs. euro exchange rate
- Acrylics remain in low cycle conditions with a slight increase in margins

Performance Products

- +4.5% organic growth sustained by strong price increases in each business unit to compensate for higher raw material costs
- +10% EBITDA growth at constant scope of business
- Slowdown in construction affected results of Functional Additives
- Negative impact of US dollar vs. euro exchange rate
- Strong contribution from restructuring initiatives in polyamides and Functional Additives

Non recurring items:

- €(8) million compared to €(9) million in 3Q'07.

Cash flows, net debt and provisions (9 months)

Items	*9m'07*	*9m'08*	*Comments on 9m'08*
Recurring Capex	(161)	(168)	
Variation in WC	9	(91)	Seasonality and price increases
NR items	(60)	(44)	Mainly restructuring charges
NR pre spin off	(58)	(42)	Including €14m for chlorochemicals capex
Impact from M&A	136	(19)	Mainly acquisition of Repsol's PMMA and OdorTech
Net cash flow	192	(54)	
Rec. FCF before working capital	**165**	**142**	Recurring FCF excludes variation in WC, NR items, M&A

Net debt *(in €m)*	***12/31/07***	***09/30/08***
Net debt	459	580
Remaining pre-spin off NR items	122	84
Equivalent net debt *(12/31/07)*	**581**	**664**
Gearing	*30%*	*32%*

- Payment of dividend of €46 million
- Impact of the share capital increase reserved for employees of €19 million
- Buyback of 659,274 shares for €22 million (out of which 358,444 shares were bought in Q3'08 for €11 million)
- 28% gearing (32% gearing including € 84 million NR pre spin-off)

Remaining pre-spin off NR items as of end of year *(in €m)*	**12/31/07**	**09/30/08**
Provisions booked end 2005	115	97
Cash deposit (European antitrust litigations)	(18)	(24)
Vinyl restructuring plan capex	25	11
Non-recurring pre-spin off items	**122**	**84**

OUTLOOK:

- Over the first nine months, the EBITDA increased strongly by 10% compared to the previous year
- Since mid-October, sudden ongoing slowdown of demand in some markets, especially in the automotive and construction, amplified by destocking which strongly limits visibility on the economic environment in the 4th quarter of 2008.
- Fortunately, due to the ongoing action plan, 2008 EBITDA margin should be close to the 10% target.
- Arkema's priority is to continue to implement its structural projects especially in order to reduce significantly its fixed costs and to strictly manage its working capital by adjusting, if needed, the utilization of its production capacities.
- End of 2008, cumulative fixed cost savings should exceed €330 million versus 2005
- Arkema will accelerate the implementation of its strategy to increase its resistance.
- The quality of its balance sheet, its capacity to accelerate the transformation of the company and to improve its cost structure as well as new projects being considered are strong assets to face the year ahead.

HIGHLIGHTS SINCE JULY 1ST:

- Project for a new 2-ethyl hexyl acrylate production unit at Carling (France) to strengthen Arkema's acrylic business. The 50 ktonnes unit will come on stream in fall 2009.
- Arkema invested €10 million to expand its hydrazine hydrate derivatives production capacities in Lannemezan (France).
- Start-up of the expansion of the hydrogen peroxide production capacity in Shanghai (China). The doubling of the Shanghai's production capacity at 80,000 tonnes/year will enable Arkema to meet the growing demand of Asian markets and increases Arkema's global hydrogen peroxide production capacity to approximately 400,000 tonnes/year.
- Altuglas International announced the shutdown of its plant in Pomezia (Italy) which produced PMMA cast sheets and blocks. The current production will be split between the two other European cast sheet plants of Altuglas International (Saint-Avold in France and Bronderslev in Denmark).

ARKEMA Financial Statements

Consolidated financial statements - At the end of September 2008

INCOME STATEMENT

(In millions of euros)	3rd Quarter 2008 Consolidated	End of September 2008 Consolidated (audited)	3rd Quarter 2007 Consolidated	End of September 2007 Consolidated (audited)
Sales	1 450	4 451	1 380	4 357
Operating expenses	(1 247)	(3 772)	(1 168)	(3 688)
Research and development expenses	(39)	(118)	(38)	(114)
Selling and administrative expenses	(92)	(292)	(99)	(303)
Recurring operating income	**72**	**269**	**75**	**252**
Other income and expenses	(8)	(18)	(9)	(88)
Operating income	**64**	**251**	**66**	**164**
Equity in income of affiliates	3	6	2	3
Financial result	(12)	(26)	(3)	(12)
Income taxes	(15)	(58)	(26)	(66)
Net income of continuing operations	**40**	**173**	**39**	**89**
Net income of discontinued operations	-	-	(1)	17
Net income	**40**	**173**	**38**	**106**
Of which minority interests	-	1	1	2
Net income - Group share	**40**	**172**	**37**	**104**
Earnings per share (amount in euros)	*0,66*	*2,84*	*0,61*	*1,72*
Diluted earnings per share (amount in euros)	*0,66*	*2,83*	*0,61*	*1,71*
Depreciation and amortization	(62)	(182)	(52)	(159)
Recurring EBITDA	134	451	127	411
Adjusted net income	47	187	47	166

BALANCE SHEET

(In millions of euros)	30.09.2008 (non audited)	31.12.2007 (audited)	
ASSETS			
Intangible assets, net	450	460	
Property, plant and equipment, net	1 566	1 525	
Equity affiliates: investments and loans	50	42	
Other investments	25	24	
Deferred income tax assets	17	18	
Other non-current assets	138	117	(1)
TOTAL NON-CURRENT ASSETS	**2 246**	**2 186**	
Inventories	1 082	1 017	
Accounts receivable	1 123	1 000	
Prepaid expenses and other current assets	127	160	
Income taxes recoverable	13	14	(1)
Other current asset	5	1	
Cash and cash equivalents	71	58	
Total assets of discontinued operations	-	-	
TOTAL CURRENT ASSETS	**2 421**	**2 250**	
TOTAL ASSETS	**4 667**	**4 436**	
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	612	605	
Paid-in surplus and retained earnings	1 581	1 432	(2)
Treasury shares	(22)	-	
Cumulative translation adjustment	(106)	(140)	
SHAREHOLDERS' EQUITY - GROUP SHARE	**2 065**	**1 897**	
Minority interests	**22**	**21**	
TOTAL SHAREHOLDERS' EQUITY	**2 087**	**1 918**	
Deferred income tax liabilities	43	54	
Provisions	801	850	(2)
Non-current debt	69	61	
TOTAL NON-CURRENT LIABILITIES	**913**	**965**	
Accounts payable	747	786	
Other creditors and accrued liabilities	311	290	
Income taxes payable	21	15	
Other current liability	6	6	
Current debt	582	456	
Total liabilities of discountinued operations	-	-	
TOTAL CURRENT LIABILITIES	**1 667**	**1 553**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 667**	**4 436**	

(1) Starting 2007, the Tax Research Credit is reclassified from Income taxes to Other non-current assets.
(2) Includes the adjustment related to Arkema France Pensions (Retraites chapeaux) accounted for as error correction, which increases the pensions provisions for 17 M€.

CASH FLOW STATEMENT

(In millions of euros)	End of Sept 2008 (non audited)	End of Sept 2007 (non audited)	
Cash flow - operating activities			
Net income	173	106	
Depreciation, amortization and impairment of assets	192	179	
Provisions, valuation allowances and deferred taxes	(54)	11	
(Gains)/losses on sales of assets	(26)	(57)	
Undistributed affiliate equity earnings	(6)	(3)	
Change in working capital	(91)	9	(1) (2)
Other changes	8	5	
Cash flow from operating activities	**196**	**250**	
Cash flow - investing activities			
Intangible assets and property, plant, and equipment, additions	(189)	(182)	
Change in fixed assets payables	(37)	(30)	(2)
Acquisitions of subsidiaries, net of cash acquired	(13)	(3)	
Increase in long-term loans	(38)	(13)	(1)
Total expenditures	**(277)**	**(229)**	
Proceeds from sale of intangible assets and property, plant and equipment	28	38	
Change in fixed assets receivables	(14)	-	
Proceeds from sale of subsidiaries, net of cash sold	-	105	
Proceeds from sale of other investments	-	1	
Repayment of long-term loans	13	26	
Total divestitures	**27**	**171**	
Cash flow from investing activities	**(250)**	**(58)**	
Cash flow - financing activities			
Issuance of shares	18	5	
Purchase of treasury shares	(22)	-	
Dividends paid to Parent company shareholders	(46)	-	
Dividends paid to Minority shareholders	-	-	
Increase/ Decrease in long-term debt	96	(16)	
Increase/ Decrease in short-term borrowings and bank overdrafts	33	(276)	
Cash flow from financing activities	**79**	**(288)**	
Net increase/(decrease) in cash and cash equivalents	25	(96)	
Effect of exchange rates and changes in scope	(12)	(21)	
Cash and cash equivalents at beginning of period	58	171	
Cash and cash equivalents of discontinued operations at end of per	-	-	
Short-term loan to discontinued operations	-	-	
Cash and cash equivalents at end of period	**71**	**54**	

(1) Starting 2007, reclassification of the long term portion of the Research Tax Credit from the "Change in working capital" caption to the "Increase in long-term loans" caption.
(2) Starting 2007, reclassification of fixed assets payables from the "Change in working capital" caption to the "Change in fixed asset payables" caption.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(non audited)

(In millions of euros)	Shares issued		Paid-in surplus	Retained earnings	Cumulative translation adjustment	Treasury shares		Shareholders' equity - Group share	Minority interests	Total shareholders' equity
	Number	Amount				Number	Amount			
As of January 1, 2008	**60 453 823**	**605**	**1 006**	**426**	**(140)**			**1 897**	**21**	**1 918**
Cash dividend				(46)				(46)		(46)
Issuance of share capital	759 567	7	10	1				18		18
Purchase of treasury shares						(659 274)	(22)	(22)		(22)
Cancellation of purchased treasury shares										
Sale of treasury shares										
Other										
Transactions with shareholders	**759 567**	**7**	**10**	**(45)**		**(659 274)**	**(22)**	**(50)**		**(50)**
Net income				172				172	1	173
Changes in items recognized directly through equity				4				4		4
Actuarial gains or losses				8				8		8
Change in translation adjustments					34			34		34
Others										
Total of recognized income and expenses				**184**	**34**			**218**	**1**	**219**
As of September 30, 2008	**61 213 390**	**612**	**1 016**	**565**	**(106)**	**(659 274)**	**(22)**	**2 065**	**22**	**2 087**

INFORMATION BY BUSINESS SEGMENT

(In millions of euros)	3rd Quarter 2008				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	378	661	410	1	**1 450**
Inter-segment sales	17	47	3	-	
Total sales	**395**	**708**	**413**	**1**	
Recurring operating income	**(2)**	**54**	**23**	**(3)**	**72**
Other income and expenses	**(1)**	**(6)**	**(1)**	**-**	**(8)**
Operating income	**(3)**	**48**	**22**	**(3)**	**64**
Equity in income of affiliates	3	-	-	-	3
Depreciation and amortization	(9)	(32)	(21)	-	(62)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	10	12	8	10	40
Recurring EBITDA	**7**	**86**	**44**	**(3)**	**134**
Intangible assets and property, plant and equipment, additions	**27**	**40**	**18**	**1**	**86**

(In millions of euros)	3rd Quarter 2007				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	335	603	441	1	**1 380**
Inter-segment sales	19	40	3	-	
Total sales	**354**	**643**	**444**	**1**	
Recurring operating income	**12**	**51**	**23**	**(11)**	**75**
Other income and expenses	**(2)**	**-**	**(1)**	**(6)**	**(9)**
Operating income	**10**	**51**	**22**	**(17)**	**66**
Equity in income of affiliates	2	-	-	-	2
Depreciation and amortization	(6)	(24)	(21)	(1)	(52)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	10	5	9	13	37
Recurring EBITDA	**18**	**75**	**44**	**(10)**	**127**
Intangible assets and property, plant and equipment, additions	**30**	**24**	**19**	**1**	**74**

INFORMATION BY BUSINESS SEGMENT

(In millions of euros)	End of September 2008				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	1 162	2 018	1 267	4	**4 451**
Inter-segment sales	50	122	13	-	
Total sales	**1 212**	**2 140**	**1 280**	**4**	
Recurring operating income	**10**	**185**	**100**	**(26)**	**269**
Other income and expenses	**(3)**	**(13)**	**(5)**	**3**	**(18)**
Operating income	**7**	**172**	**95**	**(23)**	**251**
Equity in income of affiliates	6	-	-	-	6
Depreciation and amortization	(28)	(91)	(63)	-	(182)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	19	17	9	14	59
Recurring EBITDA	**38**	**276**	**163**	**(26)**	**451**
Intangible assets and property, plant and equipment, additions	**56**	**86**	**45**	**2**	**189**

(In millions of euros)	End of September 2007				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	1 085	1 911	1 357	4	**4 357**
Inter-segment sales	50	120	13	-	
Total sales	**1 135**	**2 031**	**1 370**	**4**	
Recurring operating income	**61**	**147**	**84**	**(40)**	**252**
Other income and expenses	**(6)**	**(51)**	**(23)**	**(8)**	**(88)**
Operating income	**55**	**96**	**61**	**(48)**	**164**
Equity in income of affiliates	3	-	-	-	3
Depreciation and amortization	(18)	(75)	(64)	(2)	(159)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	7	(33)	(3)	37	8
Recurring EBITDA	**79**	**222**	**148**	**(38)**	**411**
Intangible assets and property, plant and equipment, additions	**62**	**60**	**57**	**3**	**182**

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, November 13th 2008

Alphacan announces a plan to divest its Sanitary and Heating Pipes business

Alphacan, a subsidiary of the Arkema Group, announces a plan to divest its Sanitary and Heating Pipes business to the French company COMAP, a subsidiary of the Dutch group Aalberts Industries NV.

With the manufacture of PVC pipes and profiles accounting for the bulk of its activities, Alphacan is also France's leading producer of pipes for Sanitary and Heating applications.

This Sanitary and Heating Pipes activity represents annual sales in the order of € 25 M, and involves the design, production and marketing of crosslinked polyethylene (PEX) systems for domestic hot water pipes, heating pipes, and floor heating/cooling networks.

PEX pipes are produced at the Nevers industrial site (France), which employs 85 people.

With this divestment, Alphacan intends to refocus on its core businesses.

The deal is subject to the legal information and consultation process with Alphacan's personnel representative bodies.

*A subsidiary of the Arkema group and one of the leaders in the plastics converting market, **Alphacan** employs 1,150 people at its 11 production sites in a number of European countries, namely France, Germany, Spain, Italy and the Netherlands. Alphacan's know-how and industrial expertise may be found in all manufactured products from its two sectors of activity, i.e. PVC Profiles and Pipes.*

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71.34	E-mail : jacques.badaroux@arkema.com

END